NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Charter Communications, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Memorandum Regarding Shareholder Proposal

Charter Communications, Inc.

Proposal for Sustainability Reporting and Greenhouse Gas (GHG) Emissions Reduction Targets

New York State Common Retirement Fund Eri Yamaguchi eyamaguchi@osc.ny.gov	Illinois State Treasurer’s Office Rekha Vaitla RVaitla@illinoistreasurer.gov	Walden Asset Management Carly Greenberg, CFA cgreenberg@bostontrust.com

Summary

1)	Charter Communications fails to provide sufficient Environmental, Social, and Governance (ESG) and sustainability reporting despite investor needs for such information.
2)	Although Charter Communications faces increasing business risks and opportunities related to climate change, the company does not disclose its GHG emissions and has no GHG reduction targets.
3)	Charter Communications lags behind its peers on sustainability disclosure and adopting GHG reduction targets.

Resolution

Shareholders request that Charter Communications (Charter) issue an annual sustainability report describing the company’s policies, performance, and improvement targets related to material environmental, social, and governance (ESG) risks and opportunities including greenhouse gas (GHG) reduction targets and goals. The report should be available to shareholders within a reasonable timeframe, prepared at reasonable cost, omitting proprietary information.

Rationale Details

Charter Communications fails to provide ESG and sustainability reporting despite repeated requests by investors

-	Presently, Charter does not disclose any ESG information other than philanthropy on its website or through other publications.
-	Company performance on material ESG issues can influence long-term shareholder value.[1] Strong management of material ESG risks can have a positive effect on long-term shareholder value and value creation. Failure to adequately manage and disclose performance on material ESG factors can pose significant regulatory, legal, reputational, and financial risk to the company and its shareholders.

1 https://corpgov.law.harvard.edu/2017/07/26/the-esg-integration-paradox/

-	The Sustainable Accounting Standards Board, which provides a framework for identifying material ESG issues, identifies energy consumed by infrastructure; data privacy; data security; product end-of-life management; managing systemic risks from technology disruptions; and competitive behavior and open internet as material ESG considerations for Charter.
-	This request for sustainability reporting echoes the appeal of Principles of Responsible Investing (PRI) signatories, representing over 1900 institutional investors with more than $80 trillion in assets under management.
-	Likewise, CDP, representing 827 institutional investors globally with approximately $100 trillion in assets, calls for company disclosure on GHG emissions and climate change management programs.

Although Charter Communications faces increasing business risks and opportunities related to climate change, the company does not disclose its GHG emissions and has no GHG reduction targets.

-	In 2015, the Paris Climate Agreement was adopted and subsequently signed by 195 countries. It specifies a goal to limit the increase in global average temperature to well below 2°C above pre-industrial levels. In order to meet the 2° C goal, climate scientists estimate that a 55 percent reduction in GHG emissions globally is needed by 2050 relative to 2010 levels, entailing a U.S. target reduction of 80 percent. A combination of scholarly reports such as the UNIPCC 1.5° report and growing evidence of physical impacts from climate change make increased policy action more likely.
-	Charter is exposed to a variety of risks and presented with opportunities related to climate change, including the following:
o	The fourth National Climate Assessment volume II, released in 2018 by leading climate scientists and thirteen federal agencies, warned that in the absence of more significant global mitigation efforts, climate change is projected to impose substantial damage on the U.S. economy.[2] At the state level, governors of the U.S. representing 40 percent of the nation’s population have established or committed to achieving ambitious emissions reduction targets.[3] Not only Charter’s operations but also Charter’s customers, vendors, and key suppliers may be affected by the progressively stringent emissions reduction demands called for by the Paris Climate Agreement.
o	With the decreased cost of renewable energy sources, Charter can reduce operational costs and energy uncertainty. Lazard’s latest annual Levelized Cost of Energy Analysis (LCOE 12.0) shows a continued decline in the cost of generating electricity from alternative energy technologies, particularly as levelized costs of renewable energy sources without subsidies have dropped to at or below the cost of coal and natural gas.[4]

2 https://nca2018.globalchange.gov/

3 https://www.usclimatealliance.org/publications/oneyearanniversary

4 https://www.lazard.com/media/450784/lazards-levelized-cost-of-energy-version-120-vfinal.pdf

o	There is a clear link between improved financial performance and energy efficiency measures. For example, in 2013, CDP and World Wildlife Fund found that four out of five companies in the S&P 500 earned a higher return on investments aimed at reducing carbon emissions than other capital investments. This study also found energy efficiency improvements earned an average return on investment of 196%, with an average payback period of two to three years.[5]
o	CDP research in 2014 shows that companies that lead on climate change management--including setting GHG goals--generate superior profitability, have lower volatility of earnings, grow dividends to shareholders, and exhibit valuable attributes to investors.[6]

-	Many of the world’s largest investors and corporations recognize the value in disclosing and reducing GHG emissions. For example, the Recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), which was commissioned by the Financial Stability Board in response to a request by the G20, advise companies to disclose metrics and targets related to managing climate-related risks and opportunities. This includes: “disclose Scope 1, Scope 2, and if appropriate, Scope 3 greenhouse gas emissions, and the related risks;” and “describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.”[7] These recommendations have been supported by over 500 organizations, including over 280 financial institutions that are responsible for assets of nearly $100 trillion.[8]
-	GHG management may have a material impact on Charter’s business operations, costs, and profitability. The absence of information regarding GHG data and GHG reduction targets challenges investors’ ability to comprehensively evaluate the company’s management of climate risks and opportunities.

Charter Communications lags behind its peers and most large companies on sustainability disclosure and GHG reduction targets

-	Charter has never responded to CDP, whereas peers such as AT&T, Comcast, Liberty Global, Sky PLC, and Verizon do respond to the annual CDP climate change survey. These peers also provide more extensive ESG information on their websites and have set GHG emission reduction goals such as: `
o	AT&T: Reduce Scope 1 emissions by 20% by 2020 using a 2008 base line, and by 2025 enable carbon savings of 10x the footprint of the company’s operations by enhancing the efficiency of the company’s network and delivering sustainable solutions to customers.[9]

5 WWF-US and CDP. “The 3% Solution.” https://www.worldwildlife.org/projects/the-3-solution 2013

6 CDP S&P 500 Climate Change Report 2014, Climate action and profitability

7 https://www.fsb-tcfd.org/wp-content/uploads/2017/06/FINAL-TCFD-Report-062817.pdf

8 https://www.fsb-tcfd.org/tcfd-supporters/

9 https://about.att.com/csr/home/issue-brief-builder/environment/greenhouse-gas-emissions.html

o	Comcast: Commitment to zero emissions, zero waste, and 100% renewable energy (target year undefined).[10]
o	Liberty Global: Commitment to achieving a 15% energy efficiency improvement every year through 2020. Also committed to setting a science-based GHG reduction target in line with the UN Paris Agreement in its 2017 Sustainability Report.[11]
o	Sky PLC: Achieve net zero carbon across Sky Group by 2050 and 100% renewable energy in operations by 2020[12] (already achieved a 55% reduction in carbon intensity against 2008/09 baseline by 2018 -- two years ahead of their 2020 target).[13]
o	Verizon: Reduce carbon intensity by 50% by 2025 from 2016 baseline.[14]
-	In 2017, KPMG found that 75% of 4,900 global public companies had ESG reports.[15]
-	In 2017, 70% of the S&P 500 disclosed their Climate Change policies, practices and performance to CDP.[16]

Conclusion

Material ESG issues such as climate change create risks to and opportunities for Charter Communications’ business operations and profitability. Charter Communications currently does not provide sufficient ESG disclosure, including GHG emissions targets, needed by investors to inform decision-making. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced disclosure.

10 https://corporate.comcast.com/values/csr/2018/sustainable-excellence

11 Liberty Global plc, Climate Change 2018, CDP.

12 http://there100.org/sky

13 https://www.skygroup.sky/corporate/bigger-picture/responsible-business/environment

14 https://www.verizon.com/about/sites/default/files/corporate-responsibility-report/2017/environment/carbon.html

15 https://home.kpmg/xx/en/home/insights/2017/10/the-kpmg-survey-of-corporate-responsibility-reporting-2017.html

16 CDP. CDP US Report 2017.